UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of March 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On March 12, 2018, Intec Pharma Ltd. issued a press release titled “Intec Pharma Partners with LTS for Manufacture of Accordion Pill Carbidopa/Levodopa for Treatment of Parkinson’s Disease.”

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference hereto.

This Form 6-K incorporated by reference into the Company’s registration statements on Form S-8 (Files No. 333-209700, No. 333-212801 and No. 333-222217) and Form F-3 (Files No. 333-217189 and No. 333-218539).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEC PHARMA LTD.

	By:	/s/ Nir Sassi
Name: Nir Sassi
Title: Chief Financial Officer

Date: March 12, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 12, 2018.

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